Ladenburg Thalmann & Co. Inc. 640 Fifth Avenue, 4th Floor New York, New York 10019 May 31, 2023 VIA FACSIMILE AND EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549 Re: Kiora Pharmaceuticals, Inc. Registration Statement on Form S-1 (Registration No. 333-271699) Concurrence in Acceleration Request Ladies and Gentlemen: Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Kiora Pharmaceuticals, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter, on June 1, 2023, pursuant to Rule 461 under the Securities Act. Ladenburg affirms that it is aware of its obligations under the Securities Act in connection with this offering. Very truly yours, LADENBURG THALMANN & CO. INC. By: /s/ Nicholas Stergis _____ Name: Nicholas Stergis Title: Managing Director